CUSIP No. 86944Q100	13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No     )*

Sutter Rock Capital Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86944Q100

(CUSIP Number)

October 18, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No. 86944Q100			13G

1.	Names of Reporting Persons. Robert S. Birch

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 1,120,000

		6.	Shared Voting Power 402,239

		7.	Sole Dispositive Power 1,120,000

		8.	Shared Dispositive Power 402,239

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,239

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person: IN

CUSIP No. 86944Q100	13G

Item 1(a).	Name of Issuer: Sutter Rock Capital Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices: One Sansome Street, Suite 730 San Francisco, CA 94104

Item 2(a).	Name of Persons Filing: Robert S. Birch
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Oppenheimer & Co Inc. 666 Third Avenue, 12th Floor New York, NY 10017
Item 2(c).	Citizenship: U.S. Citizen
Item 2(d).	Title of Class of Securities: Common stock, $0.01 par value (the “Shares”)
Item 2(e).	CUSIP Number: 86944Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
The information in Items 1 and 5 through 11 on the cover page of this Schedule 13G is hereby incorporated by reference.

This statement relates to Shares held for the account of the Reporting Person and related persons and Shares held in client accounts.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares reported herein.  The Reporting Person disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

CUSIP No. 86944Q100	13G

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86944Q100	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2019

ROBERT S. BIRCH
/s/ Robert S. Birch